

Mainstem Malt
Published by Later 🕐 · May 7 at 3:24 PM · 🌐

Put your money where your malt is! Become an investor in our company and the **#craftmalt** revolution, and help us change this world for the better. Mainstem For All is live on **Wefunder** 🌱

Want to learn more? Check out these 5 reasons to invest:

https://www.mainstemmalt.com/.../5-reasons-to-invest...

*Our fundraise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything here shortly, you'll be able to confirm your investment. **See Less**

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